Exhibit 4.20

160 Robinson Road

#21-09 SBF Center

Singapore 068914

Certain identified information contained in this document, marked by brackets, was omitted because it is both (i) not material and (ii) is the type that the Company treats as private or confidential. “[REDACTED]” indicates where the information has been omitted from this exhibit.

VOLUME SUPPLY AGREEMENT

This Volume Supply Agreement (the “Agreement”) is dated August 8, 2025 (the “Effective Date”), and is between Nano-X Imaging Ltd., an Israeli company with its principal office located at 94 Shlomo Shmeltzer St., Petach-Tikva, Israel 4970602 (“Customer”) and Fabrinet, an exempt company organized under the laws of the Cayman Islands with its principal office located at 160 Robinson Road #21-09 SBF Center Singapore 068914 (“Fabrinet”). Customer and Fabrinet are referred to herein each as a “Party” and together as the “Parties”.

Fabrinet is a provider of contract product manufacturing and engineering services to original equipment manufacturers of optical components, modules and subsystems, industrial lasers, and sensors.

Customer desires to engage Fabrinet on a non-exclusive basis to manufacture certain of its products as provided in this Agreement.

The Parties, therefore, agree as follows:

1.	Fabrinet Responsibilities.

1.1 Product Manufacturing. Fabrinet will arrange sufficient capacity, as agreed between the Parties, to manufacture certain Customer products (the “Products”), including prototypes and qualification builds, in accordance with the specifications, purchase orders, build plans, and forecasts provided by Customer and in accordance with the terms of this Agreement.

1.2 Material Procurement. As directed by Customer, Fabrinet will purchase parts, components, and material (collectively, “Material(s)”) for Product builds as follows: Fabrinet will provide Customer with notice of the anticipated purchase price for the Materials, the vendor thereof, the expected delivery date(s), and the minimum order quantities (“MOQ’s”), and Customer shall authorize Fabrinet to purchase such Materials. Customer and Fabrinet will agree on a list of the long lead time Materials, which are Materials required to meet Customer’s purchase orders (the “Order(s)”) and forecasted requirements that have purchase lead times greater than [REDACTED], as well as the non-cancelable and/or non-returnable Materials, and Materials agreed upon in writing by the Parties as requiring special treatment. Fabrinet shall use commercially reasonable efforts to procure Materials at the lowest available prices based on the then-current quoted volumes.

1.3 Fabrinet will assemble, test and ship the Products in compliance with the designs, drawings, technical information, and specifications (collectively, the “Specifications”) provided by Customer.

1.3 Each Party's obligation to perform under this Agreement is expressly conditioned upon the other Party not being in material default of its obligations hereunder.

1.4 Fabrinet will provide secure storage and insurance for all Customer consigned Materials and equipment (if any). Customer consigned Materials and equipment will be used solely for the assembly of Products.

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2.	Customer Responsibilities.

2.1 Customer will provide all Specifications required for Fabrinet to procure Materials, build, test and ship Product, and conduct other activities associated with production and delivery of Product.

2.2 Production Forecasts and Orders. Every [REDACTED], Customer will provide Fabrinet with a written forecast that projects the anticipated types and quantities of Products that Customer expects to purchase during the following [REDACTED], itemized on a [REDACTED] basis for the first [REDACTED] and on a [REDACTED] basis thereafter (the “Production Forecast”). On a [REDACTED] basis, Customer will issue Orders that match the Production Forecast commitment described above and provide written releases for Product against such Orders.

2.3 Commitment to accept Orders. Fabrinet shall be committed to accept any Orders submitted by Customer that meet the terms of this Agreement and are submitted according to the Production Forecasts. If Customer issues any Order(s) for Products exceeding the Production Forecasts, Fabrinet shall use commercially reasonable efforts to supply such Products as well. Without derogating from the above, Customer will provide Fabrinet with a rolling [REDACTED] build plan and delivery schedule of the types and quantities of Products required (the “Build Plan”).

2.4 Customer will use best efforts to ensure its Production Forecasts, Orders, and Build Plans are complete, accurate, and updated in a timely manner.

2.5 Materials Liability. Customer will be liable for the Materials procured by Fabrinet in accordance with this Agreement if not consumed as and when contemplated by Customer’s Orders or Production Forecasts. MOQ Materials will be deemed unconsumed only after [REDACTED]. Customer acknowledges this liability includes: (i) any unconsumed MOQ Materials as set forth on the costed bill of Materials or otherwise communicated by Fabrinet to Customer in writing; (ii) Materials ordered by Fabrinet to support Customer’s requested increase, or flexibility; and (iii) the quantity of Products reflected in Customer’s Orders or Production Forecasts including Long Lead Time Materials for which Customer may provide special instructions on how these Materials are ordered. To the extent that any Materials are lost or damaged during the manufacturing process of Products due to acts or omissions of Fabrinet, Fabrinet shall be solely responsible for the cost of such Materials and for procuring substitute Materials.

2.6 Finished Goods. Customer’s acceptance of Product that has completed the manufacturing process pursuant to an Order or per the committed Build Plan to shall be delivered to Customer’s designated location in accordance with Section 6.1 below. Customer agrees to remit payment for all such Products pursuant to the payment terms of this Agreement.

2.7 Transfer Costs. Customer is responsible for the costs and expenses associated with transfer of production, if any, from Customer’s facility or a third party’s facility to Fabrinet, and if relevant the details of such transfers to be agreed upon by the Parties.

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3.	Product Demand and Inventory Liability.

3.1 Customer understands and agrees Fabrinet has no liability for Material, work in process, or Product (collectively “Inventory”), when Fabrinet complies with the terms of this Agreement, other than as specifically set forth in Section 2.5 above. Customer is liable for all amounts due with respect to any Inventory that remains at the expiration or termination of this Agreement, or in the event of any Order cancellation or Product cancellation or end-of-life.

3.2 Negotiated Material Prices and Terms. Material prices negotiated by Customer directly with any vendor, whether for pre-production prototype builds or based upon projected [REDACTED] volumes, will be contingent upon Fabrinet receiving the same pricing for such Materials on the same or better payment terms from the vendor. If the Material vendor does not agree to extend the quoted prices and terms to Fabrinet, Fabrinet will attempt to locate an alternative source for such Materials, which shall then be approved by Customer and added to Customer’s approved vendor list (“AVL”). Under no circumstances will Fabrinet be responsible for any Material price variance or any Excess Inventory (as defined in Section 4.1 below) that results from Customer’s direct negotiation of Material pricing with vendors.

3.3 Supplier Charge-back. If Customer’s failure to meet forecasted volumes established with a vendor to support [REDACTED] volume Material pricing results in a charge-back to Fabrinet, Customer will reimburse Fabrinet for the charge-back incurred by Fabrinet. Fabrinet shall notify Customer as soon as it anticipates that failure to meet forecasted volume may lead to charge backs and will use reasonable efforts to mitigate the amount of any such charge-back on behalf of Customer.

3.4 Cancellation Charges. Customer understands Fabrinet may incur charges assessed by vendors for the cancellation of Material orders (“Cancellation Charges”). Customer will reimburse Fabrinet for any actual Cancellation Charges incurred. Fabrinet will attempt to notify vendors of a cancellation within [REDACTED] of receipt of Customer’s cancellation notice. Fabrinet further agrees to audit a vendor’s assessment and will make the results of such audit available to Customer. Fabrinet agrees to promptly notify Customer of any Cancellation Charges and provide Customer with the option to pay the Cancellation Charges or purchase the Materials on-order.

3.5 Revaluation. Customer and Fabrinet may mutually agree, from time to time, to revise the standard cost of Materials required to manufacture Product to reflect current Materials pricing. Prior to the implementation of any price or cost reductions, Customer will issue a revaluation purchase order to Fabrinet for the aggregate price difference between the old standard cost and the new standard cost for each unit of Material validly procured by Fabrinet under the terms of this Agreement or issue a new purchase order that will replace the old purchase order for the relevant Materials. If Customer chooses not to issue a revaluation purchase order, then it must fully consume the existing inventory of Materials at the old standard price prior to the implementation of any price or cost reductions.

4.	Excess Inventory and Obsolete Inventory.

4.1 Excess Inventory. “Excess Inventory” is defined as Materials purchased by Fabrinet in compliance with the terms of this Agreement that have not been consumed within [REDACTED] of Fabrinet’s receipt of such Materials (the “Excess Inventory Period”). Customer understands and agrees any rescheduled deliveries as set forth in Section 5.1 shall not change the Excess Inventory Period. Fabrinet will provide an Excess Inventory report to Customer during the [REDACTED]. On a [REDACTED] basis, Fabrinet will invoice Customer for all Materials deemed Excess Inventory at the standard cost including incoming freight charges and Material handling fees, as per the Customer-approved Product quotation.

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4.2 Obsolete Inventory. “Obsolete Inventory” is defined as (i) Materials that, as a result of an ECO (defined in Section 9 below), Product cancellation, or end-of-life, have not been or will no longer be utilized in the manufacture of Product; or (ii) Materials that have aged beyond the shelf-life period agreed by the Parties. Fabrinet will provide an Obsolete Inventory report to Customer during the [REDACTED]. Fabrinet will promptly invoice Customer for any Materials deemed Obsolete Inventory at the standard cost including incoming freight charges and Material handling fees, as per the Customer-approved Product quotation.

4.3 Fabrinet will use commercially reasonable efforts to mitigate Customer’s liability for Excess Inventory and Obsolete Inventory. However, Fabrinet will have no obligation under this Section 4 to mitigate Customer’s liability for Excess Inventory or Obsolete Inventory with regard to any Materials purchased from vendors that prohibit the resale of such inventory to others.

4.4 Customer’s failure to timely pay for Excess Inventory or Obsolete Inventory pursuant to the terms of this Agreement, upon presentation of a valid undisputed invoice, shall be a material breach of this Agreement.

5.	Product Schedule Changes.

5.1 No delivery schedule changes are permitted for work-in-process to be completed and delivered within the next [REDACTED]from the date of change request. For deliveries scheduled between [REDACTED], Customer may push-out the delivery date of an Order, in whole or in part, one time only, for a maximum period of up to [REDACTED] from the originally scheduled delivery date. Finished Product may not be rescheduled. Requests for exceptions will be evaluated in good faith. The Parties agree to the flexibility parameters in the following table:

[REDACTED]

5.2 Customer is responsible for Excess Inventory that may result from any changes to the delivery date as set forth in this Agreement. Customer is also responsible for additional reasonable costs incurred by Fabrinet due to schedule changes, including increases in freight cost and/or modification or rework of Inventory.

5.3 Order Cancellations. No Order cancellations are permitted for Products to be delivered within the following [REDACTED].

6.	Delivery of Product.

6.1 Fabrinet shall deliver Products at the requested delivery date(s) set forth in each Order, where such delivery date comports with the requirements of the Agreement. To the extent that Fabrinet anticipates that it will not be able to meet such delivery date(s) it shall provide Customer with notice as soon as it becomes aware of any such delay and shall use all efforts (including paying expedited shipping cost and bearing its own overtime labor costs) to meet the original delivery date. Unless agreed otherwise, Products will be delivered EXW the Fabrinet facility (Incoterms 2020). Title, ownership, and risk of loss or damage for such Products will pass from Fabrinet to Customer upon delivery of the Products to Customer’s designated carrier at the Fabrinet facility. As provided in Section 6.2 below, when and if the "Ship To" location in an Order is designated as Fabrinet's plant or facility, it shall mean the Products shall be transferred to the Customer's finished goods / consigned materials ("FG/CM") inventory at Fabrinet's plant or facility, in a secure FG/CM warehouse, and such transfer shall constitute shipment and delivery of the Products within the meaning of this Agreement. In such an event, title, ownership and risk of loss to Products shall pass to Customer upon (i) their delivery to Customer’s designated common carrier at Fabrinet’s facility or to Customer's designee at Fabrinet's facility or, alternatively, (ii) transfer into Customer's FG/CM inventory at Fabrinet's plant or facility.

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6.2 Bill and Hold Products. Customer may request that Fabrinet manufacture, then bill and hold a Product at Fabrinet’s plant, pending instructions on when and where it is to be shipped. Fabrinet will do so provided that:

(a) Customer makes and confirms this request in an Order, Release, or other document by designating the "Deliver To" or "Ship To" location as Fabrinet’s plant location;

(b) the Product, upon packaging for shipment, will be transferred to Customer’s FG/CM warehouse (which shall be kept secure with monitored access), and will be kept in that warehouse pending receipt of shipping instructions from Customer;

(c) the title and the risk of loss to the Product will transfer to Customer at the time of transfer to the FG/CM warehouse, and Fabrinet will bear no risk of loss to such Product except as may be incurred as a non-owner custodian of property owned by Customer as provided in this Agreement;

(d) at the end of [REDACTED], if the Products are still in the FG/CM warehouse, Customer will arrange for them to be shipped to Customer, or to another location owned by or leased to Customer, or as it otherwise designates;

(e) Fabrinet’s obligations under this Agreement with respect to the manufacture of the Product, and its preparation for shipment, shall be deemed complete at the time the Product is completed, packaged for shipment, and transferred to the Customer’s FG/CM warehouse; and

(f) Fabrinet will invoice Customer for the Products at the time they are transferred to the FG/CM warehouse, with such invoice to be paid by Customer in accordance with the payment terms in this Agreement.

7.	Pricing and Payment Obligations.

7.1 Pricing. The Product pricing will be as provided by Fabrinet in the then-current quote and will be considered complete upon agreement by the Parties. The quotes may be updated from time to time, no more frequently than once per quarter, subject to agreement by the Parties. All quotes are based on the Fabrinet turnkey Material procurement model unless otherwise specified. Non-recurring engineering or ramp-up charges will be quoted separately per the actual costs, and agreed upon by the Parties. Any other costs not originally contemplated will be quoted separately and once approved shall be incorporated into the pricing. Further, such approval shall not be unreasonably withheld. Each quote shall include, at a minimum:

●	[REDACTED]

●	[REDACTED]

●	[REDACTED]

●	[REDACTED]

●	[REDACTED]

Quotes that do not reasonably meet these criteria shall not be deemed final or binding until confirmed in writing by both Parties.

7.2 Price Reviews. Customer and Fabrinet agree to review changes in any costs and agree on appropriate price adjustments no more frequently than once a quarter during the term of this Agreement. The Parties will work together in good faith to aim for cost reductions of the Products each [REDACTED] after the Effective Date, or when certain factors such as volume, process changes, or demand variability occur. Any pricing adjustments shall be documented in a revised quote and approved in writing by both Parties. Fabrinet shall provide reasonable advance notice of any changes in the assumptions, costs, or other factors that may materially impact future quotes.

7.3 Material Price Changes. When market conditions cause a change (either a decrease or increase) in the individual price of Materials, Fabrinet will promptly notify Customer of the anticipated change. In the event of an increase in Materials cost, Fabrinet and Customer will attempt to find an alternative that will eliminate or reduce the price increase. In the event Fabrinet and/or the Customer cannot identify an acceptable alternative to maintain the existing price, the price of Product will be adjusted accordingly when the cost change takes effect. Changes in individual prices of Materials negotiated by Customer with a vendor will be passed through and adjusted in the Product price pursuant to Section 3.5.

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7.4 Upon Customer's request for the performance of services not described herein, Fabrinet will quantify the cost of such services and provide a quotation for Customer’s prior written approval. Upon receipt of invoice, Customer will be responsible for payment pursuant to the terms of this Agreement.

7.5 Fabrinet will buy Material at the direction of Customer in accordance with the current forecasts, provided that the purchase amounts for Material pursuant to such forecasts is within Customer’s then-current credit limit as determined by Fabrinet’s credit department based on Fabrinet’s good-faith assessment of Customer’s creditworthiness. Fabrinet will submit invoices upon Product shipment and subject to Customer’s then-current credit limit.

7.6 Payment Terms. Payment is due and payable to Fabrinet in U.S. dollars no later than [REDACTED] from invoice date. Payment will be made via wire funds transfer according to instructions provided by Fabrinet.

8.	Quality Control.

8.1 Fabrinet shall, at a minimum, meet the QA requirements set forth in the Quality Agreement included in Exhibit B. Without derogating from such Quality Agreement, Fabrinet will notify Customer in writing of any proposed changes to Product or related manufacturing and quality assurance processes at least [REDACTED] before any such changes are implemented. Such notice will include the reason for the change, details of its implementation, and the planned date of the change. Customer may request test data and a sufficient sampling of Products affected by any proposed changes. No changes will be made without Customer’s prior written consent.

8.2 Fabrinet will perform incoming quality inspections on Materials pursuant to agreed-upon inspection criteria.

8.3 Customer and its end-customer will have the right to inspect the facility where a Product is manufactured, at a reasonable time and upon reasonable notice to Fabrinet.

9.	Engineering Change Orders.

9.1 Customer may revise its Specifications at any time by submitting an engineering change order (“ECO”) to Fabrinet. Customer will accept Fabrinet’s standard ECO form. Customer will be responsible for all residual or scrap Materials and work-in-process, including Excess Inventory and Obsolete Inventory that may result from an ECO.

9.2 Fabrinet will process and price ECO's on a per-occurrence basis. Fabrinet will submit its proposal in response to Customer’s ECO's to Customer for review and approval. Fabrinet will not implement any changes without the prior written approval of Customer. Premium or additional costs that may be incurred by Fabrinet as a result of an ECO will be negotiated and, if agreed, Customer will issue a purchase order to cover such costs prior to Fabrinet’s implementation of an ECO.

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10.	Labor.

10.1 Fabrinet will assign production supervisors, engineers, and dedicated program managers to manage the manufacture of Product. Fabrinet will also provide overall project management, including supply chain management, import/export assistance services, quality control and production management.

10.2 Fabrinet will pay all personnel hired by Fabrinet to perform the services required by this Agreement. Fabrinet will maintain all accounting records and administrative payroll taxes pertaining to such personnel.

10.3 Neither Fabrinet nor any of its employees will in any sense be considered an employee or an agent of Customer, nor will Fabrinet employees be entitled or eligible to participate in any benefits or privileges given or extended by Customer to its employees. Similarly, Customer employees will not be entitled or eligible to participate in any benefits or privileges given or extended by Fabrinet to its employees.

10.4 During the term of this Agreement, Customer and Fabrinet jointly agree not to solicit or hire current employees of the other's company unless done by mutual agreement of the Parties prior to any personal contact with the individual. Nothing herein will prohibit either Party from hiring individuals who respond to advertisements or general solicitations, whether these are placed in newspapers, trade journals, on websites, or at trade or job shows and fairs. If this clause is deemed by a court of law too broad to be enforceable, then it is the intent of the Parties that this provision be interpreted to have the broadest scope allowable under current law.

11. Customer Equipment and Tooling. All equipment, tooling, workbenches, parts (whether assembled or unassembled) and packaging furnished to Fabrinet by Customer pursuant to this Agreement (the “Customer Equipment”) will be delivered DDP the Fabrinet facility (Incoterms 2020). The Customer Equipment will be delivered free of all liens and encumbrances and will be deemed bailed to Fabrinet for Customer's benefit, and title thereto will at all times remain with Customer. Fabrinet will provide safe and secure storage for Customer Equipment, which will be used solely for the assembly of Product. Fabrinet shall be solely liable for any loss or damage to any Customer Equipment while in Fabrinet’s custody and control and shall indemnify Customer for any such costs.

11.1 Equipment Delivery. Fabrinet will provide assistance to facilitate the delivery of Customer Equipment to and from the Fabrinet facility, using information provided by Customer. Customer will provide accurate description and valuation, certificate of origin, technical specifications, maintenance and calibration requirements, and other literature for the Customer Equipment in a timely fashion. Customer will be responsible for transportation costs in both directions (to and from the Fabrinet facility).

11.2 Security Interest. Notwithstanding the foregoing, Fabrinet will be entitled to retain possession of and use the Customer Equipment to manufacture and assemble the Product until such time as all Materials purchased by Fabrinet pursuant to this Agreement are paid for in full by Customer or otherwise incorporated into finished Product. Customer grants Fabrinet a security interest in Customer Equipment in its possession to secure all performance due Fabrinet under this Agreement.

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11.3 Maintenance. Fabrinet will be responsible to arrange the performance of ongoing routine maintenance and calibration of the Customer Equipment. Customer will be responsible for the costs and expenses of such calibration and maintenance of Customer Equipment.

11.4 Surplus Properties. Customer Equipment and Consigned Assets (as defined in Section 11.5) the Parties agree will no longer be used for production (the “Surplus Properties”) will be kept in a safe place, however, such items will not be maintained or calibrated. After [REDACTED] of non-use, Fabrinet may charge Customer a storage fee based on the actual space required to store Surplus Properties based on then-current warehouse space cost. After [REDACTED] of non-use and storage, Fabrinet will no longer maintain insurance coverage for Surplus Properties and risk of loss or damage for such assets shall transfer to Customer and Customer must promptly remove the Surplus Properties from Fabrinet’s premises.

11.5 Insurance. Fabrinet, at its own expense, will purchase general insurance coverage in the amount of the agreed value as declared for Customer Equipment and other Customer-consigned machinery, stocks, and/or inventory (collectively the “Consigned Assets”). For Consigned Assets held in the care and custody of Fabrinet, the basis of valuation shall be the agreed value as set forth in a declaration of such assets prior to loss or damage. Customer will provide to Fabrinet’s Insurance Department, not more frequently than on a quarterly calendar basis, an accurate list of its Consigned Assets along with its estimate of the replacement as the new value of such assets. Customer will use its best efforts to ensure its list of Consigned Assets and valuation is complete and accurate. Upon receipt of Customer’s information, Fabrinet will review and respond in writing with any questions or concerns. Fabrinet and Customer then will decide on the agreed value as declared of Consigned Assets and Fabrinet will ensure it has insurance coverage in such amount not later than the following calendar quarter. Fabrinet will not be responsible for and Customer shall not make a claim against Fabrinet for any loss or damage in excess of the agreed value as declared of the Consigned Assets or for any inadequate insurance coverage resulting from Customer’s failure to provide complete and accurate information with regard to the identification and valuation of Consigned Assets. If Customer has its own insurance to cover any Consigned Assets, Customer shall promptly notify and provide a copy of its insurance policy to Fabrinet and confirm that the Customer’s insurers agree to waive any subrogation rights against Fabrinet.

12.	Inspection and Warranty.

12.1 Inspection. Customer shall have the right upon reasonable notice to Fabrinet (of not less than [REDACTED]) to inspect Fabrinet's manufacturing facilities and receive all reasonable information related to the manufacturing process.

12.2 Product Warranty. Fabrinet warrants that Products will be manufactured in strict compliance with the Specifications and be free from defects in Fabrinet’s workmanship under normal use and operation. The above warranty will remain in effect for a period of [REDACTED] from the date any Product is initially delivered to Customer (the “Warranty Period”). Fabrinet will manage all warranties provided by Material suppliers but Fabrinet does not independently warrant Materials.

12.2 Repair or Replacement of Defective Product. As a sole remedy, Fabrinet shall, at its election, either repair or replace any Product that contains a defect caused by a breach of the warranty set forth in Section 12.1. If Customer desires to return a Product based on a breach of the warranty set forth in Section 12.1 (“RMA Product”), Customer will send a request to Fabrinet and Fabrinet will provide Customer with an RMA number. Customer will return the allegedly defective Product to the Fabrinet facility, specifying the RMA number and including documentation describing the nature of the defect, how it was discovered and under what conditions it occurred. Fabrinet will analyze any such RMA Product and, if a breach of warranty is found, then Fabrinet will repair or replace the RMA Product within [REDACTED] of receipt by Fabrinet of the RMA Product and all required associated documentation. In the event a defect is found, Fabrinet will reimburse Customer for the reasonable cost of transporting the RMA Product to the Fabrinet facility and Fabrinet will ship the repaired RMA Product or its replacement to Customer. All repaired Products will be warranted for a period of [REDACTED] from the date of shipment to Customer or the remainder of the original Warranty Period, whichever is greater. If no defect is found, Customer will reimburse Fabrinet for all fees, costs, time, and expenses incurred by Fabrinet in handling the non-defective item, and transportation costs to and from the Fabrinet facility will be borne by Customer.

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12.3 LIMITATION OF WARRANTY. THE WARRANTY SET FORTH IN SECTION 12.1 IS THE SOLE WARRANTY PROVIDED BY FABRINET AND IS IN LIEU OF ANY OTHER WARRANTIES EITHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, NONINFRINGEMENT, AND FITNESS FOR A PARTICULAR PURPOSE, EACH OF WHICH IS SPECIFICALLY DISCLAIMED.

12.4 Third-Party Materials. Fabrinet will use reasonable efforts to obtain, and will pass through to Customer, any warranty rights Fabrinet receives from a third party vendor of Materials. Fabrinet will use reasonable efforts to assist Customer in enforcing such warranty rights.

13.	Indemnity and Limitation of Damages.

13.1 Fabrinet shall promptly indemnify, defend, and hold Customer and its affiliates, shareholders, directors, officers, employees, contractors, agents, and other representatives harmless from and against all third-party demands, claims, actions, causes of action, proceedings, suits, assessments, losses, damages, liabilities, settlements, judgments, fines, penalties, interest, costs and expenses (including fees and disbursements of counsel) of any kind (collectively, “Claim(s)”) (a) based upon personal injury or death or injury to property (where “property” excludes the Product itself, which is handled in accordance with Fabrinet’s warranty) to the extent caused by the negligent or willful acts or omissions of Fabrinet or its officers, employees, subcontractors or agents; (b) arising from or relating to any actual or alleged infringement, misappropriation, or alleged violation of any intellectual property rights attributable solely to Fabrinet’s manufacturing processes, and/or (c) arising from the failure to comply with applicable law and regulations.

13.2 Customer shall promptly indemnify, defend, and hold Fabrinet harmless from and against all Claims (a) based upon personal injury or death or injury to property to the extent caused by the negligent or willful acts or omissions of Customer or its officers, employees, subcontractors, or agents, (b) arising from or relating to any actual or alleged infringement, misappropriation or alleged violation of any intellectual property rights attributable to the sale or use of a Product or portion of a Product, or (c) arising from the Product’s design defect or failure to comply with “RoHS”, “WEEE”, “REACH” or other environmental legislation, where such failure was not the responsibility of Fabrinet.

13.3 Claim Process. The Party seeking indemnification (the “Indemnitee”) shall notify the indemnifying Party (the “Indemnitor”) promptly of any such Claim and Indemnitor shall be entitled to assume the defense of any such Claim. Indemnitee has the option to participate in Indemnitor’s defense with Indemnitee’s chosen counsel and Indemnitor shall make reasonable efforts to fully cooperate with such participation. In such event, Indemnitor will not have any responsibility for Indemnitee’s attorney’s fees in respect of such participation.

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13.4 LIMITATION OF DAMAGES.

(a) EXCEPTING THE INDEMNITIES IN SECTION 13 OR A BREACH OF THE CONFIDENTIALITY PROVISIONS AS SET FORTH HEREIN, UNDER NO CIRCUMSTANCES WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY UNDER ANY CONTRACT, TORT (INCLUDING NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE), OR OTHER LEGAL OR EQUITABLE CLAIM OR THEORY OF LIABILITY FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL, INDIRECT, EXEMPLARY, OR PUNITIVE DAMAGES, PENALTIES, LOSS OF GOODWILL, BUSINESS PROFITS, LOST REVENUE, ANTICIPATED SAVINGS, BUSINESS INTERRUPTION, WORK STOPPAGE, DATA LOSS, COMPUTER FAILURE OR MALFUNCTION, OR OTHER ECONOMIC LOSS FOR SERVICES ARISING OUT OF THIS AGREEMENT, REGARDLESS OF WHETHER OR NOT SUCH PARTY WAS INFORMED OR WAS AWARE OF THE POSSIBILITY OF SUCH LOSS OR DAMAGES.

(b) EXCEPTING THE INDEMNITIES IN SECTION 13, OR A BREACH OF THE CONFIDENTIALITY PROVISIONS AS SET FORTH HEREIN THE LIABILITY OF FABRINET FOR ANY CLAIM ARISING OUT OF THIS AGREEMENT OR THE SERVICES PERFORMED OR PRODUCT MANUFACTURED UNDER THIS AGREEMENT SHALL BE LIMITED TO THE HIGHER OF EITHER (I) [REDACTED] OF FABRINET’S REVENUE FROM THE MANUFACTURE OF THE RELEVANT PRODUCT(S) IN THE [REDACTED] PRECEDING FABRINET’S RECEIPT OF A WRITTEN NOTICE OF A CLAIM, OR (II) [REDACTED] (THE “CAP”). FABRINET’S COSTS TO PROVIDE ITS WARRANTY REMEDY SHALL NOT APPLY TO THE CAP.

14. Taxes and Duties. Customer will pay all customs tariffs, bonds, and broker charges and all other charges, fees, levies, or assessments required pursuant to Thai law with respect to the import to or export from Thailand of any equipment or Materials necessary for the manufacture of Product or as otherwise required by the terms of this Agreement.

15. Confidentiality. Each Party will not disclose any trade secrets, intellectual property, or confidential or proprietary information ("Confidential Information") of the other Party to any third party and will protect the Confidential Information it receives with the same degree of care it provides to its own Confidential Information, but not less than a reasonable degree of care, so as to prevent its unauthorized use, dissemination or publication. All Confidential Information will be clearly marked as such by the Party which wishes the Confidential Information remain secret. This clause will not apply to information in the public domain generally available through other sources, legitimately obtained from third parties, or already in the possession of the receiving Party.

The Parties acknowledge that both Parties are public companies, traded on the Nasdaq and NYSE stock exchanges and as such each Party is subject to disclosure requirements under applicable laws and regulations (including securities laws), and therefore it shall be entitled to issue public statements in connection with the engagement hereunder, to the minimal extent required under such laws and regulations. Furthermore, it should be noted that Confidential Information, the Agreement and its terms, and any other information related to the manufacturing and delivery of the Products may be considered material nonpublic information under the Securities and Exchange Commission Rule 10b-5.

Except as explicitly set forth above as may be required under law, and unless by mutual agreement, neither Party shall make any announcement or public reference relating expressly to discussions relating to this Agreement or the terms of this Agreement.

16. Term. The term of this Agreement will be for an initial period of [REDACTED] commencing on the Effective Date (“Initial Term”). After the Initial Term this Agreement will renew automatically for successive [REDACTED] periods (each a “Renewal Term”) unless a Party provides written notice of its intent to terminate the Agreement no later than [REDACTED] prior to the expiration of the Initial Term or any Renewal Term.

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17.	Termination.

17.1 This Agreement may be terminated (i) by mutual agreement of the Parties; (ii) upon [REDACTED] prior written notice if either Party reasonably determines the business relationship should be terminated, or (iii) for cause if a material default has not been cured [REDACTED] following delivery of written notice by the affected Party, as described in Section 17.2 below.

17.2 In the event of a material breach of this Agreement, the non-breaching Party must provide written notice to the breaching Party, who will have [REDACTED] to cure. Either Party may terminate this Agreement if a material breach of this Agreement remains uncured [REDACTED] following delivery of written notice. The Parties agree it is not the intent of the cure period to leverage any extension of the agreed payment terms.

17.3 Upon termination or expiration of this Agreement, Fabrinet will complete an orderly shutdown of the assembly operation and effect the return of Inventory, Customer Equipment, and other property of Customer. All money due and payable, including Cancellation Charges, if any, will be paid within [REDACTED] of submission of a valid invoice by Fabrinet to the Customer and before any Customer Equipment, Inventory, Product, or any other item is shipped to Customer. Fabrinet will ship all of Customer's property including Excess Inventory and Obsolete Inventory to a Customer-designated location at the expense of Customer. Fabrinet will provide documentation relating to the termination to Customer.

17.4 Suspension of Performance. Any obligation of Fabrinet to perform under this Agreement (including, but not limited to, the delivery or manufacture of Products or the purchase of Materials) will automatically be suspended in toto without any notice or further action by Fabrinet at such time as any amount due Fabrinet under this Agreement and which is not disputed by Customer in good faith remains unpaid in whole or in part more than [REDACTED] after such amount first becomes due, and Fabrinet will have no obligation to further perform under this Agreement until all such delinquent amounts are paid in full. Notwithstanding the automatic suspension of Fabrinet’s performance obligations, Fabrinet may, in its sole discretion, elect to perform on terms and conditions it deems appropriate, and Fabrinet will be entitled to payment for such performance pursuant to the terms of this Agreement.

17.5 Build-Out License. Customer grants Fabrinet a royalty-free, world-wide, non-exclusive, non-transferable license to Customer’s intellectual property (including, but not limited to, patents, copyrights, trademarks and trade secrets) to the extent incorporated, embodied, or utilized in the manufacture of the Product for the limited purpose of enabling Fabrinet (i) to complete the manufacture of Product to the extent of work-in-process and Materials on-hand or on-order at the time of termination of this Agreement (the “Build-out Product”) and (ii) to market, distribute and sell all Build-out Product to Customer only. This license shall not survive any termination of this Agreement.

18. Publicity. Subject to Section 15 above, neither Party will refer to this Agreement in any publicity or advertising or disclose to any third party any of the terms of this Agreement without the written consent of the other Party. A Party may disclose the existence of this Agreement and its terms to its attorneys and accountants, vendors, and end-customers, subject to reasonable confidentiality restrictions, and only to the extent necessary to perform its obligations and enforce its rights hereunder.

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19. Force Majeure. Neither Party will be liable for any delay in performing, or for failing to perform, its obligations under this Agreement (other than the payment of money) resulting from a "force majeure" being risks beyond the reasonable control of a Party, incurred not as a product or result of the negligence of the afflicted Party, which have a materially adverse effect on the ability of such Party to perform its obligations under this Agreement; provided the Party affected by such event promptly notifies the other Party of the force majeure event within no more than [REDACTED] from discovery of the event. If the delays caused by the force majeure event are not cured within [REDACTED] of the notice of the force majeure event, then either Party may terminate this Agreement. Termination of this Agreement pursuant to this Section 19 shall not affect Customer’s obligation to pay Fabrinet for services provided, as set forth herein.

20. Relationship of Parties. Fabrinet will perform its obligations hereunder as an independent contractor. Nothing in this agreement will be construed to imply a partnership, joint venture, or agency relationship between the Parties. Neither Party shall be entitled to create any financial or other obligations with third parties on behalf of the other Party, except as expressly contemplated by this Agreement.

21. Assignment. Neither Party may assign, delegate or transfer this Agreement or any of its rights or obligations arising hereunder, in whole or in part, without the prior written consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed, except that Fabrinet (i) may assign its obligations to a subsidiary or affiliate, and (ii) either Party may freely assign this Agreement to any third party in connection with a sale of all or substantially all of the shares and/or assets to any such third party. Any purported assignment without such consent shall be null and void.

22. Notices. All notices, demands, and other communications made hereunder will be in writing and will be given either by personal delivery, by nationally recognized overnight courier (with charges prepaid), or by email and registered post to the respective Parties at the following addresses:

As to Customer: Nano-X Imaging Ltd. 94 Shlomo Shmeltzer St., Petach-Tikva, Israel 4970602 ATTN: [REDACTED]	As to Fabrinet: Fabrinet C/O Fabrinet Pte. Ltd. 160 Robinson Road #21-09 SBF Center Singapore 068914 [REDACTED] With a copy to: [REDACTED]

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23. Entire Agreement. This Agreement, the Exhibits, and any addenda attached hereto or referenced herein, constitute the complete and exclusive statement of the agreement of the Parties with respect to the subject matter of this Agreement, and replace and supersede all prior agreements and negotiations between the Parties. Each Party acknowledges and agrees that no agreements, representations, warranties or collateral promises or inducements have been made by any Party to this Agreement except as expressly set forth herein, or in the Exhibits and any addenda attached hereto or referenced herein, and it has not relied upon any other agreement or document, or any verbal statement or act, in executing this Agreement. These acknowledgments and agreements are contractual and not mere recitals. In the event of any inconsistency between the provisions of this Agreement and any Exhibits and any addenda attached hereto or referenced herein, the provisions of this Agreement will prevail unless expressly stipulated otherwise, in writing executed by the Parties. Pre-printed language on each Party’s forms, including Orders, acknowledgments, and invoices will not constitute part of this Agreement and will be deemed unenforceable.

24. Amendment. No course of dealing between the Parties hereto will be effective to amend, modify or change any provision of this Agreement. This Agreement may not be amended, modified or changed in any respect except by an agreement in writing signed by the Party against whom such change is to be enforced. The Parties may, subject to the provisions of this Section 24, from time to time enter into supplemental written agreements for the purpose of adding any provisions to this Agreement or changing in any manner the rights and obligations of the Parties under this Agreement or any Exhibit hereto. Any such supplemental written agreement executed by the Parties will be binding upon the Parties.

25. Partial Invalidity. Whenever possible, each provision of this Agreement will be interpreted in such a way as to be effective and valid under applicable law. If a provision is prohibited by or invalid under applicable law, it will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

26. Waiver. Waiver by either Party of any breach of any provision of this Agreement will not be considered as or constitute a continuing waiver or a waiver of any other breach of the same or any other provision of this Agreement.

27. Attorneys' Fees and Costs. In the event attorneys' fees or other costs are incurred to enforce payment or performance of any obligation, agreement, or covenant between the Parties or to establish damages for the breach of any obligation, agreement or covenant under this Agreement, or to obtain any other appropriate relief under this Agreement, whether by way of prosecution or defense, the prevailing Party will be entitled to recover from the other Party its reasonable attorneys' fees and costs, including any appellate fees and the costs, fees and expenses incurred to enforce or collect such judgment or award and any other relief granted, and the costs, fees, and expenses incurred to enforce or preserve the rights of one Party in a bankruptcy or other insolvency proceeding wherein the other Party is named as the debtor.

28. Governing Law and Jurisdiction. All matters arising out of this Agreement will be governed by the laws of the State of California, without application of conflicts of law principles. Venue will be the Federal Court of the Northern District of California, Santa Clara County, California. The provisions of the United Nations Convention on Contracts for the International Sale of Goods do not apply to this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

Fabrinet		Customer

By:	/S/ Edward Archer	By: /S/ Erez Meltzer	/s/ Ran Daniel
(Signature)		(Signature)

Edward Archer		Erez Meltzer	Ran Daniel

(Print Name)		(Print Name)

Executive Vice President		CEO	CFO
(Title)		(Title)

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Exhibit A [reserved]

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Exhibit B – Quality Agreement

[REDACTED]

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